

March 1, 2011

Mr. Steven A. Kranker
Principal Executive Officer
Earth Energy Reserves, Inc.
671 Heinz Parkway
Estes Park, CO 80517

Re: Earth Energy Reserves, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed October 13, 2010, Amended February 16 and 17, 2011
File No. 0-51489

Dear Mr. Kranker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief